Exhibit 99.1

AMARIN PROVIDES BUSINESS UPDATE AND ANNOUNCES
IMPLEMENTATION OF REVERSE STOCK SPLIT

LONDON, United Kingdom, January 18, 2008– Amarin Corporation plc (NASDAQ: AMRND) today announced that, at a General Meeting held yesterday, its shareholders approved a 1 for 10 reverse split of each of its Ordinary Shares. The reverse split became effective as of the close of business yesterday, January 17, 2008.

Thomas Lynch, Amarin Chairman and Chief Executive Officer, commented “We are very pleased to report that over 95% of the votes cast by our shareholders approved the one-for-ten reverse stock split. We have made good progress in recent months expanding our management team and broadening our pipeline and look forward to executing on our strategy which we believe will drive shareholder value in 2008.”

Under customary Nasdaq practice, with effect from today, January 18, 2008, and for a period of 20 trading days, a “D” will be appended to Amarin’s Nasdaq ticker symbol and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”.

Pipeline Update
Through 2007, the Company embarked upon a program of broadening its development pipeline with the objective of having multiple late stage programs with an appropriate balance of portfolio risk.

This was facilitated by the achievement of a number of important milestones. Firstly, the completion of a comprehensive analysis of the 12-month data from the US Phase III trial of Miraxion (AMR101) in Huntington’s disease (HD) showing a statistically significant benefit with Miraxion over longer periods of treatment, and the corresponding feedback from the U.S. Food and Drug Administration (FDA).

Amarin also conducted a thorough analysis and re-configuration of its existing pipeline from which the Company’s cardiovascular initiative was launched, leveraging Amarin’s proprietary expertise and intellectual property in lipid science to target, with a potential partner, billion dollar market opportunities such as triglyceride lowering and dyslipidemia.

In addition, the Company’s pipeline offering was expanded further through the acquisition of Ester Neurosciences (Ester).  Ester’s lead product, EN101, an AChE-R mRNA inhibitor, currently in Phase IIa clinical development, represents an important therapeutic approach to treat myasthenia gravis, a debilitating neuromuscular disease. An interim analysis of this Phase IIa study suggests EN101 may have superior efficacy, longer duration of action, and a more favorable side effect profile and dosing regimen, as compared with current first line treatment. The acquisition also provides Amarin with access to a platform messenger RNA (mRNA) silencing technology which targets the cholinergic pathway, and a promising preclinical program in neurodegeneration and inflammation.

Amarin also successfully progressed its oral apomorphine candidate through a series of Phase I pharmacokinetic studies and is currently planning a final Phase I study before commencing Phase II studies later this year. This novel sublingual formulation would offer Parkinson’s disease patients an improved alternative to the currently available injectable formulation of apomorphine that is often associated with the formation of painful swellings at the site of administration.

Amarin also progressed its other programs, with AMR101 for age associated memory impairment (AAMI) now in a Phase II study and both nasal lorazepam for epilepsy seizures and AMR103 for Parkinson’s disease successfully advanced in preclinical studies.

Amarin believes that it has created a pipeline which balances risk between New Chemical Entities (NCE’s) and improved versions of existing drugs addressing specific limitations or unmet medical needs, with candidates in both early and late stage development.

During 2008, Amarin targets conducting five Phase II trials and, with a partner, one Phase III trial, providing a basis for potentially strong results-driven news flow. The following table represents Amarin’s current development pipeline and corresponding 2008 objectives.

Program /Candidate	Indication	Status	2008 Objectives

Key Programs

Miraxion (AMR101 / ultra-pure ethyl-EPA)	Huntington’s disease	▪ Two Phase III trials completed ▪ One additional Phase III trial required	▪ Publish 12-month Phase III data ▪ Secure US partner ▪ Commence final Phase III trial with a partner
AMR101 (ultra-pure ethyl-EPA) and derivatives	Cardiovascular	▪ Clinical program with AMR101 commenced late 2007	▪ Progress ongoing clinical program ▪ Obtain guidance from FDA on design of triglyceride Phase III program ▪ Progress derivatives towards clinic ▪ Secure partner
EN101	Myasthenia Gravis	▪ Phase IIa	▪ Conclude Phase IIa ▪ Conduct further Phase II
Sublingual apomorphine	Parkinson’s disease	▪ Phase I	▪ Complete final Phase I study ▪ Commence Phase II study

Other Programs

AMR101 (ultra-pure ethyl-EPA)	AAMI	▪ Phase IIa trial underway	▪ Complete Phase IIa trial
Nasal lorazepam	Epilepsy	▪ Preclinical proof of concept successful ▪ Planning for Phase I	▪ File IND ▪ Commence Phase I
AMR103 (targeted lipid transport of levodopa)	Parkinson’s disease	▪ Preclinical proof of concept studies completed successfully	▪ Complete final preclinical studies ▪ File IND
Platform technologies -Targeted Lipid Transport (TLT) -Cholinergic modulation/ inflammation	Various	▪ Preclinical	▪ Advance preclinical development work and platform validation

Further details about Amarin’s development programs are available on the Company’s website at www.amarincorp.com

Partnering
The Company’s combined neuroscience and cardiovascular pipelines offer a number of opportunities to partner for markets outside the US or for primary care markets globally.  The Company’s current business development activities are focused on three key projects: 1) US partnering for Miraxion (AMR101) in HD; 2) US/global partnering for cardiovascular program; and 3) European partnering for neuroscience programs.

Management Team
In recent quarters Amarin has expanded its management team, particularly in the research and development function, to ensure it can progress multiple development programs simultaneously. Amarin now has a highly experienced and committed management team. All of Amarin’s key members of management have worked the vast majority, if not all, of their careers in the pharmaceutical and biotechnology industry in companies such as Pfizer, Novartis, GlaxoSmithKline (GSK), Elan, Cardinal Health and Cephalon.

Management	Position	Previous Experience
Thomas Lynch	Chairman and Chief Executive Officer	Executive Vice Chairman, Chief Financial Officer, Elan Warner Chilcott, ICON 25 years experience
Alan Cooke	President, Chief Operating Officer	VP, Global Strategic Planning, Elan 16 years experience
Dr. Declan Doogan	Head of Research and Development	SVP and Head of Worldwide Development, Pfizer Global Research and Development 30 years experience
Paul Duffy	President, US Commercial Operations	Novartis, Alamo 30 years experience
Dr. Keith Wood	Head of Research and Development Operations	Pfizer, Roche, Janssen 30 years experience
Dr. Tony Clarke	VP, Clinical Development	Cephalon, RP Scherer, GSK 25 years experience
Dr. Mehar Manku	VP, Research	Laxdale, Scotia Research Institute 25 years experience
Tom Maher	VP, General Counsel	Matheson Ormsby Prentice, Elan, A&L Goodbody 20 years experience
Darren Cunningham	EVP, Strategic Development and Investor Relations	Elan, Glen Dimplex, PWC 14 years experience
Stuart Sedlack	EVP, Corporate Development	Novartis, Elan, ABN AMRO 20 years experience

Facilities
Amarin is in the process of closing its London office and now operates primarily from two locations. The Company’s research and development facility is located in Oxford, England, and its corporate group in Dublin, Ireland. Amarin also has a presence in the United States through corporate development and commercial staff located on the East Coast.

Corporate Strategy
Amarin intends to directly commercialize its neuroscience products in the United States via its own commercial infrastructure and to out-license or partner its neuroscience product rights outside the United States.  Amarin also intends to out-license or partner its pipeline globally for broader indications such as cardiovascular disease.

Reverse Split
The reverse split, comprising the consolidation of every 10 existing Ordinary Shares into one Ordinary Share, took place at 5.00pm GMT, January 17, 2008. The consolidated Ordinary Shares were admitted to trading on AIM and IEX at 8.00 am GMT, January 18, 2008, under the new ISIN GB00B29VL935. Following the reverse split, there are now 14,003,237 Ordinary Shares in issue.

Each American Depositary Share (“ADS”) continues to represent one Ordinary Share following the reverse split.  Accordingly, the 1 for 10 reverse split of Ordinary Shares has a corresponding effect on all outstanding ADSs and the corresponding effective date for ADSs is January 18, 2008.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively. In accordance with customary Nasdaq practice, with effect from January 18, 2008, and for a period of 20 trading days, a “D” will be appended to Amarin’s Nasdaq ticker symbol and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”.

Contacts:
Amarin
Thomas Lynch, Chairman and Chief Executive Officer, +44 (0) 1865 784 210
Alan Cooke, President and Chief Operating Officer, +353 (1) 669 9020
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields+1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

Disclosure Notice
The information contained in this document is as of January 18, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not successfully appeal a Nasdaq delisting determination); Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease and; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International and US generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007, Amarin’s Report of Foreign Issuer (Updated and Additional Risk Factors) furnished on a Form 6-K to the SEC on January 8, 2008 and in Amarin’s other Reports of Foreign Issuer on Form 6-K furnished to the SEC.

#   #   #